January 29, 2008

VIA EDGAR

Ms. Jill Davis

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.W., Stop 7010

Washington, D.C. 20549

Re:

Questar Market Resources, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed on March 2, 2007

Form 10-Q for the Quarter Ended September 30, 2007

Filed on November 2, 2007

File No. 000-30321

Dear Ms. Davis:

This letter constitutes the response of Questar Market Resources, Inc. (“Market Resources” or “the Company”) to your comment letter dated January 22, 2008, regarding our Form 10-K for the fiscal year ended December 31, 2006 and Form 10-Q for the fiscal quarter ended September 30, 2007.

We are providing our responses via EDGAR for your review without amendment to the above referenced Forms 10-K and 10-Q.

We have set forth below each of the comments in bold font followed by our response to each comment.

In connection with our responses to the Staff’s comments, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me by telephone at (801) 324-2056, e-mail at charles.stanley@questar.com, or facsimile at (801) 324-2066 with any questions or comments regarding this letter. Thank you in advance for your prompt attention to this matter.

Very truly yours,

/s/C. B. Stanley

C. B. Stanley

President and Chief Executive Officer

Questar Market Resources, Inc.

cc:

John Cannarella

Response to comment letter dated January 22, 2008

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.

As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Response:

The requested acknowledgement has been added to the accompanying transmittal of our response to your comments.

Form 10-Q for the Quarter Ended September 30, 2007

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

Energy Trading and Other, page 14

2.

We note your response to comment 6 of our letter dated December 12, 2007. To the extent applicable, please expand your discussion of Energy Trading and Other to address the reasons for the period changes that you have provided in your response to us, including the weighted average sales prices for all periods presented.

Response:

Supplementally, the Energy Trading segment reported revenues of $89.2 million in the third quarter of 2007 compared with $174.3 million in the third quarter of 2006, a 49% decrease, and $334.1 million of revenues in the first nine months of 2007 compared with $472.6 million in the 2006 period, a 29% decrease.  The 2007 revenue decreases were primarily the result of lower regional-market prices for natural gas.  The segment’s weighted-average natural gas sales price for the three months ended September 30, 2007 was $2.76 per MMBtu compared to $5.56 per MMBtu for the same period in 2006, a 50% decrease.  For the first nine months of 2007, the weighted-average natural gas sales price was $3.93 per MMBtu compared to $5.32 per MMBtu for the year-earlier period, a 26% decrease.

We propose to expand our discussion of the Energy Trading and Other segment to be included under Item 7 in our 2007 Form 10-K filing with the Commission, and under Item 2 in future Form 10-Q filings, to address, to the extent applicable, the reasons for period to period changes in reported segment revenues.

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